UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

17 Education & Technology Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

81807M304**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13 d-1 (b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the Issuer’s American depositary shares (“ADSs”). Each one ADS represents 50 Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M304	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON CL Lion Investment III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81807M304	SCHEDULE 13G	Page 3 of 5

ITEM 1

(a)	Name of Issuer

17 Education & Technology Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People’s Republic of China

ITEM 2

(a)	Names of Person Filing

CL Lion Investment III Limited (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence

Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

(c)	Citizenship

British Virgin Islands

(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP Number

81807M304. This CUSIP number applies to the American depositary shares. One American depositary share represents 50 Class A ordinary shares of the Issuer.

CUSIP No. 81807M304	SCHEDULE 13G	Page 4 of 5

ITEM 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4 Ownership

Ownership information as of December 31, 2023 of the Reporting Person is incorporated by reference through items (5) through (9) and (11) of the cover page.

ITEM 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8 Identification and Classification of Members of the Group

Not applicable.

ITEM 9 Notice of Dissolution of Group

Not applicable.

ITEM 10 Certifications

Not applicable.

CUSIP No. 81807M304	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2024

CL Lion Investment III Limited

By:	/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Director